Exhibit 99.2

UNITED UTILITIES PLC
6 June 2005

In connection with the operation of the United Utilities PLC performance share plan, the company hereby announces in accordance with 16.13 of the Listing Rules that 528,850 ordinary shares were allotted today to United Utilities Employee Share Trust Limited (the ‘Trustee’) as Trustee of the United Utilities share trust, amounting to 0.094 per cent of the issued ordinary share capital. As potential beneficiaries in the performance share plan John Roberts, Simon Batey, Charlie Cornish, Tom Drury and Gordon Waters are deemed to have an interest in the allotment of shares to the Trustee.

Furthermore, option awards granted under the United Utilities PLC performance share plan 2002/03 (the “Plan”) vested today in favour of the undernoted directors to the extent of the number of shares shown against their names. The option awards may be exercised at any time prior to 6 September 2005. Under the rules of the Plan, no payment is made upon the grant or vesting of an option award.

Name	Ordinary shares of £1 each

John Roberts	68,745
Simon Batey	45,830
Gordon Waters	35,137

Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.